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 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Rokwader, Inc.
(Name of Issuer)

Common Stock, $0.001par value per share
(Title of Class of Securities)

77543T
(CUSIP Number)

Mr. Yale Farar, 23950 Craftsman Road, Calabasas, CA 91302, (312) 255-8088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Copy to)
Shoshannah D. Katz, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP,
10100 Santa Monica Blvd., 7th Floor, Los Angeles, CA 90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

March 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

	CUSIP No. 77543T
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Brooktide, LLC (EIN: 88-0355270)
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) WC
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: Brooktide, LLC was organized in the State of Nevada.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	1,234,500
	8. Shared Voting Power
	9. Sole Dispositive Power	1,234,500
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,234,500
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 89.8%
	14. Type of Reporting Person (See Instructions) OO

	CUSIP No. 77543T
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Yale Farar
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) PF
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	1,234,500
	8. Shared Voting Power
	9. Sole Dispositive Power	1,234,500
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,234,500 (1)
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 89.9%
	14. Type of Reporting Person (See Instructions) IN

(1)
Includes 1,234,500 shares of Common Stock owned by Brooktide, LLC, which is a limited liability corporation organized in Nevada and of which Mr. Farar is the principal owner and sole Manager. As sole Manager, Mr. Farar has voting and investment power over these shares.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Rokwader, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located 23950 Craftsman Road, Calabasas, CA, 91302.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Yale Farar and Brooktide, LLC, of which Mr. Farar is the principal owner and sole Manager. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) Mr. Farar’s principal office is located at 23950 Craftsman Road, Calabasas, CA, 91302. The address for Brooktide, LLC is 2050 Russett Way, Carson City, Nevada 89703.

(c) Mr. Farar is the President and Director of the Issuer and is the President and primary stockholder of Primario Financial, a secured lender in real estate through which he holds a California consumer financial license. Since April 1996, Mr. Farar has also been the manager and principal owner of Brooktide, LLC, the controlling stockholder of the Issuer. Brooktide, LLC is owned by, and engages in investment and estate-planning activities for, Mr. Farar and members of his family. Neither Primario Financial, nor any other company affiliated with Mr. Farar other than Brooktide, LLC, has any relationship with the Issuer.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any.)

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Farar is a citizen of the United States. Brooktide, LLC is organized under the laws of the state of Nevada, United States.

Item 3. Source and Amount of Funds or Other Consideration

Brooktide, LLC, a Nevada limited liability company of which Mr. Farar is the principal owner and sole Manager, purchased 1,234,500 shares of the Issuer’s common stock in March 2005, in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The 1,234,500 shares of common stock were issued on March 30, 2005, for cash consideration of approximately $0.08 per share for an aggregate investment of $98,760. The source of funds for this purchase was working capital of Brooktide, LLC, funded in part by personal funds of Mr. Farar.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons for the purpose of providing initial funding to facilitate the founding of Rokwader, Inc., as a vehicle to pursue a subsequent business combination. See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Persons may acquire additional shares of common stock of the Issuer in the future, and will likely support a merger involving the Issuer consistent with the Issuer’s stated plan of operation. Except as set forth in this Schedule, neither of the Reporting Persons have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D. However, the Reporting Persons may, from time to time, review or reconsider their positions with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons who hold the shares of common stock reported in this Schedule 13D have received certain registration rights to sell shares of common stock held by them in the public market. Such rights consist of demand and piggyback registration rights. Demand registration obligates the Issuer to register up to 1,250,000 shares of its outstanding common stock upon written request from the founders holding such shares. The Issuer is not obligated to effect more than two demand registrations under the registration rights agreement, except when it becomes eligible to use Form S−3 to register its shares for resale. At that time, its officers and directors, including Mr. Farar, may make unlimited demands to have their shares registered on Form S−3, provided at least $100,000 in aggregate public offering price of their shares is included in the S−3 registration statement. Piggyback registration obligates the Issuer to include these shares in any subsequent registration made by the Issuer under the Securities Act, subject to certain exclusions specified in the Issuer’s agreement. Both demand and piggyback registration rights become effective six months following the consummation of a merger or acquisition by the Issuer pursuant to Rule 419, promulgated under the Securities Act.

To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships with respect to the shares held by the Reporting Persons.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement attached hereto as Exhibit A.

2.	Registration Rights Agreement (filed as Exhibit 4.4 to the Company’s registration statement on Form SB-2 as filed on May 27, 2005, and incorporated by reference herein)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2006

/s/ Yale Farar

Yale Farar

Brooktide, LLC

/s/ Yale Farar

By: Yale Farar
Title: Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Rockwader, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: March 29, 2006

/s/ Yale Farar

Yale Farar

Brooktide, LLC

/s/ Yale Farar

By: Yale Farar
Title: Manager